NEXTera Enterprises, Inc.

August 21, 2008

Securities and Exchange Commission

100 F St., N.E.

Washington, D.C.  20549-7010

Attention: John Cash, Accounting Branch Chief

Re: File No. 0-25995

Nextera Enterprises, Inc. - Form 10-K for the Year Ended December 31, 2007

Mr. Cash:

                We are in receipt of the Staff’s letter dated July 24, 2008 with respect to the above-referenced Form 10-K.

                We have reviewed our related evaluation of our internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, as well as our assessment and conclusion as to the effectiveness of our internal control over financial reporting, as required by Item 308T(a) of Regulation S-K.  Based on our review and analysis of the related disclosure, we have filed Amendment No. 1 on Form 10-K/A that amends our Annual Report on Form 10-K for the fiscal year ended December 31, 2007. This Amendment revises the disclosures in Item 9A(T), Controls and Procedures, to include “Management’s Report on Internal Control Over Financial Reporting”, as required by Item 229.308T of Regulation S-K.  We also re-filed Exhibit 31.1, Section 302 Certification — Principal Executive Officer and Exhibit 31.2, Section 302 Certification — Principal Financial Officer, required by the filing of the Amendment.

Additionally, in accordance with the Staff’s comment, attached as Annex A to this letter is a written statement from the Company acknowledging the foregoing.

Please contact me if you have any additional questions or comments.

Regards,

/s/ Antonio Rodriquez
Antonio Rodriquez
Chief Financial Officer

14320 Arminta Street, Panorama City, CA 91406

ANNEX A

Company Certification

Pursuant to the Staff’s letter dated July 24, 2008 to Nextera Enterprises, Inc (the “Company”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2007, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  August 21, 2008

/s/ Antonio Rodriquez
Antonio Rodriquez
Chief Financial Officer